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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1998                        +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |    000-23883     |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +-------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER    |
                                                           |872298AE4/872298AF1|
For the Transition Period Ended: ________________________  +-------------------+

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|   Nothing in this form shall be construed to imply that the Commission has   |
|                  verified any information contained herein.                  |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

PRIMESTAR, Inc.
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Full Name of Registrant

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Former Name if Applicable

8085 South Chester Street, Suite 300
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Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has entered into an agreement with Hughes Electronics Corporation ("Hughes") to sell all of its assets to Hughes. Such sale is contingent upon the Registrant restructuring its senior subordinated indebtedness. The Registrant is currently in negotiations with representatives of the holders of such indebtedness, and is in the process of completing certain funding arrangements with respect to the foregoing transactions. The Registrant is integrating the aforementioned developments into its Form 10-K for the year ended December 31, 1998, and is therefore unable to file such Form 10-K without unreasonable effort or expense. The Registrant intends to finalize such negotiations and funding arrangements within the next 15 days and will file its Form 10-K on or before April 15, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Kenneth G. Carroll              303                  712-4600
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Effective April 1, 1998, the Registrant completed a roll-up transaction whereby it acquired the direct broadcast satellite distribution businesses of PRIMESTAR Partners L.P. (the "Partnership") and the Partnership's former partners. Accordingly, the Registrant's revenue increased from $562 million in 1997 to $1,290 million in 1998, its operating loss increased from $172 million in 1997 to $1,338 million in 1998, and its net loss increased from $238 million in 1997 to $1,344 million in 1998. Included in the Registrant's operating loss and net loss for the year ended December 31, 1998 is an impairment charge of $950 million associated with the transaction with Hughes described in Part III above.

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                                PRIMESTAR, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 1999                    By   /s/ Kenneth G. Carroll
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                                             Kenneth G. Carroll
                                             Senior Vice President and
                                             Chief Financial Officer